Exhibit 12

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

BEMIS COMPANY, INC.

(in thousands of dollars except ratio data)

(unaudited)

						For the Six Months
	For the Year Ended December 31,					Ended June 30,
	2006	2007	2008	2009	2010	2010	2011

EARNINGS:
Pretax income from continuing operations	$289,336	$289,605	$268,525	$240,310	$327,284	$142,811	$170,656
Fixed charges	57,125	59,253	47,489	48,630	81,236	38,995	38,782
Less: Capitalized interest	(2,871)	(4,220)	(2,557)	(1,111)	(37)	(7)	(25)
Less: Preference security dividend requirements	(1,379)	(1,306)	(1,590)	(1,902)	(3,090)	0	0
Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	(6)	0	0	0	0	0	0
Losses (gains) recognized in pre-tax income for less than 50% owned persons	(32)	(933)	(919)	(2,163)	(2,121)	(1,394)	(1,582)
Capitalized interest amortization	752	803	841	886	987	493	484
TOTAL EARNINGS	$342,925	$343,202	$311,789	$284,650	$404,259	$180,898	$208,315

FIXED CHARGES:
Interest expense:
Consolidated interest expense	$49,252	$50,268	$39,413	$42,052	$73,488	$36,677	$36,446
Capitalized interest	2,871	4,220	2,557	1,111	37	7	25
Total interest expense	52,123	54,488	41,970	43,163	73,525	36,684	36,471
Interest inherent in rent expense	3,623	3,459	3,929	3,565	4,621	2,311	2,311
Preference security dividend requirements	1,379	1,306	1,590	1,902	3,090	0	0
TOTAL FIXED CHARGES	$57,125	$59,253	$47,489	$48,630	$81,236	$38,995	$38,782

RATIO OF EARNINGS TO FIXED CHARGES	6.0	5.8	6.6	5.9	5.0	4.6	5.4